EXHIBIT 99.10

Wipro Limited - Results for the nine months period ended December 31, 2003

Wipro Limited - Consolidated Audited Segment-wise
Business performance for the nine months period ended
December 31, 2003 (In Rs. Million)

	Nine months ended December 31,			Year ended

Particulars	2003	2002	Growth %	March 31, 2003

Segment Revenue
Global IT Services & Products	31,026	21,795	42	30,487
India & AsiaPac IT Services & Products	6,096	5,945	3	8,395
Consumer Care & Lighting	2,629	2,210	19	2,991
Others	1,198	1,014		1,468
Continuing Operations	40,949	30,964	32	43,341
Discontinued ISP Business	—	42		42
Total	40,949	31,006	32	43,383
Profit Before Interest and Tax (PBIT)
Global IT services & Products	6,573	6,322	4	8,451
India & AsiaPac IT Services & Products	393	316	24	557
Consumer Care & Lighting	415	329	26	436
Others	158	115		240
Continuing Operations	7,539	7,082	6	9,684
Discontinued ISP Business	—	(182)		(182)
Total	7,539	6,900	9	9,502
Interest income	530	527		634
Profit Before Tax	8,069	7,427	9	10,136
Income Tax expense	(922)	(894)		(1,276)
Profit before extraordinary items	7,147	6,533	9	8,860
Discontinuance of ISP business	—	(289)		(263)
Profit before equity in earnings / (losses) of affiliates and minority interest	7,147	6,244	14	8,597
Equity in earnings / (losses) of affiliates	(5)	(259)		(355)
Minority interest	(35)	(34)		(37)
Profit after tax	7,107	5,951	19	8,205
Earnings per share (in Rs.)
Basic
On profit for the period from continuing operations	30.90	28.76	7	38.83
On losses of discountinued ISP business	—	(0.50)		(0.50)
On extraordinary items	—	(1.25)		(1.14)
On equity in earnings of affiliates / minority interest	(0.17)	(1.27)		(1.70)
On profit for the period	30.73	25.74	19	35.49
Diluted
On profit for the period from continuing operations	30.89	28.71	8	38.75
On losses of discountinued ISP business	—	(0.50)		(0.50)
On extraordinary items	—	(1.25)		(1.13)
On equity in earnings of affiliates / minority interest	(0.17)	(1.27)		(1.69)
On profit for the period	30.71	25.69	20	35.43
Operating Margin
Global IT Services & Products	21%	29%		28%
India & AsiaPac IT Services & Products	6%	5%		7%
Consumer Care & Lighting	16%	15%		15%
Continuing Operations	18%	23%		22%
Total	18%	22%		22%
Capital employed
Global IT Services & Products	19,163	14,722		18,536
India & AsiaPac IT Services & Products	1,496	1,199		1,075
Consumer Care & Lighting	520	612		682
Others	22,552	16,578		15,082
Continuing Operations	43,731	33,111		35,375
Discontinued ISP Business	—	(150)		(7)
Total	43,731	32,961		35,368
Return on average capital employed from continuing business
Global IT Services & Products	46%	72%		62%
India & AsiaPac IT Services & Products	41%	39%		54%
Consumer Care & Lighting	92%	64%		60%
Continuing Operations	25%	32%		31%
Total	25%	31%		31%

Wipro Limited - Stand alone - Parent Company
Audited Financial Results for the nine months period ended
December 31, 2003 (In Rs. Million)

	Three months ended		Nine months ended		Year ended
	December 31,		December 31,		March 31,

	2003	2002	2003	2002	2003

Net Income from Sales / Services	13,273	10,214	35,898	29,156	40,327
Cost of Sales / Services
a. Consumption of raw materials	1,956	1,593	5,170	5,237	7,243
b. Other expenditure	6,567	4,516	17,551	12,350	17,268
Gross Profit	4,750	4,105	13,177	11,569	15,816
Selling General and Administrative expenses	1,779	1,427	5,134	4,060	5,506

Operating Profit before interest and depreciation	2,971	2,678	8,043	7,509	10,310

Interest expense	14	5	24	18	29
Depreciation	391	352	1,073	986	1,380

Operating Profit after interest and depreciation	2,566	2,321	6,946	6,505	8,901

Other income	198	220	544	588	705
Profit before tax	2,764	2,541	7,490	7,093	9,606
Provision for tax	319	325	930	834	1,211
Profit before non-recurring / extraordinary items	2,445	2,216	6,560	6,259	8,395
Extraordinary / non-recurring expense	—	(1)	—	(289)	(263)

Profit for the period / year	2,445	2,215	6,560	5,970	8,132

Paid up equity share capital	465	465	465	465	465
Reserves excluding revaluation reserves	39,468	30,918	39,468	30,918	32,837
Earnings Per Share
Basic
Profit before extraordinary items	10.57	9.58	28.37	27.07	36.31
Extraordinary items	—	—	—	(1.25)	(1.14)
Profit for the period	10.57	9.58	28.37	25.82	35.17
Diluted
Profit before extraordinary items	10.55	9.57	28.35	27.03	36.25
Extraordinary items	—	—	—	(1.25)	(1.13)
Profit for the period	10.55	9.57	28.35	25.78	35.12
Aggregate of non-promoters shareholding
Number of shares	37,501,449	37,420,035	37,501,449	37,420,035	37,436,882
Percentage of holding	16.12	16.09	16.12	16.09	16.10
Details of expenditure
Staff Cost	2,270	1,772	6,075	4,590	6,424
Items exceeding 10% of total expenditure
Travelling and allowance	4,204	2,908	11,677	8,027	11,180

Status of Redressal of Complaints received for the period
from October 1, 2003 to December 31, 2003

	Opening balance	Complaints received	Complaints disposed
Nature of Complaints	for the quarter	during the quarter	during the quarter	Unresolved

Complaints with respect to transfer / transmission / split / consolidation / exchange / duplicate issue of shares	0	0	0	0
Complaints with respect to Dematerialisation / Rematerialisation of shares	0	4	4	0
Complaints with regard to non-receipt of Corporate benefits like Dividend / Interest / Bonus Shares	0	0	0	0
General queries	0	0	0	0
Total	0	4	4	0

(In Rs. Million)

Geography	December 31, 2003%		December 31, 2002%

India	9,479	23	9,081	29
USA	22,131	54	13,846	45
Rest of the world	9339	23	8,079	26
Total	40,949	100	31,006	100

Notes to segment report:

1. The segment report of Wipro Limited and its consolidated subsidiaries and associates has been prepared in accordance with the Accounting Standard 17 “Segment Reporting” issued by the Institute of Chartered Accountants of India.

2. The Company has three geographic segments: India, USA and Rest of the World. Significant portion of the segment assets are in India. Revenue from geographic segments based on domicile of the customers is outlined in the table alongside.

3. For the purpose of reporting, business segments are considered as primary segments and geographic segments are considered as secondary segment.

4. Effective April 1, 2003, Wipro Spectramind is included in the Global IT Services segment. Wipro Nervewire, the business acquired in May 2003, has been included in Global IT Services segment.

In April 2003, the Company restructured the HealthScience business segment. The HealthScience business which addresses the IT requirement of clients in healthcare and life sciences sector and Wipro Healthcare IT, the Company acquired in August 2002, will now form part of the Global IT Services and Products segment. Wipro Biomed, a business segment that was reported as part of the HealthScience segment has now been reported as part of ‘Others’. Segment data for previous periods has been reclassified on a comparable basis.

5. In accordance with Accounting Standard 21 “Consolidated Financial Statements” issued by the Institute of Chartered Accountants of India, the consolidated financial statements of Wipro Limited include the financial statements of all subsidiaries which are more than 50% owned and controlled.

6. The company has a 49% equity interest in Wipro GE Medical Systems Limited (WGE), a joint venture with General Electric, USA. The joint venture agreement provides specific rights to the joint venture partners. The rights conferred to Wipro are primarily protective in nature. Therefore, WGE is not considered as a joint venture, and consolidation of financial statements are carried out as per equity method in terms of Accounting Standard 23 “Accounting for Investments in Associates in Consolidated Financial statements”.

7. In accordance with the guidance provided in Accounting Standard 23 “Accounting for Investments in Associates in Consolidated Financial Statements” WeP Peripherals have been accounted for by equity method of accounting.

The above financial results were approved by the Board of Directors of the Company at its meeting held on January 21, 2004. There are no qualifications in the report issued by the Auditors for these periods.

Place: Bangalore	By order of the Board

Date: January 21, 2004	Azim H Premji
Chairman and Managing Director